06040914

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

() TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file Number 1-655

Full Title of Plan:

MAYTAG CORPORTATION
SALARY SAVINGS PLAN

Name of the Issuer of the Securities
Held Pursuant to the Plan:

MAYTAG CORPORATION
403 WEST FOURTH STREET NORTH
NEWTON, IOWA 50208

SIGNATURES

Maytag Corporation Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Maytag Corporation Salary Savings Plan

Date 6-29-2006

Signature Jean M Bloomquist

Print Name/Title Jean M. Bloomquist
Vice President & Assistant Secretary

Consent of Independent Registered Public Accounting Firm

Shareowners and Board of Directors
Maytag Corporation

We consent to the incorporation by reference in the Registration Statement Number 333-101998, on Form S-8 pertaining to the Maytag Corporation Salary Savings Plan of our report dated May 25, 2006, with respect to the financial statements and schedule of the Maytag Corporation Salary Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst & Young LLP

Chicago, Illinois
June 26, 2006

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The ERISA Executive Committee
Maytag Corporation

We have audited the accompanying statements of net assets available for benefits of the Maytag Corporation Salary Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
May 25, 2006

ERNST & YOUNG

Ernst & Young LLP

Phone: (312) 879-2000
www.ey.com

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Maytag Corporation Salary Savings Plan
Years Ended December 31, 2005 and 2004

Financial Statements and Supplemental Schedule

Maytag Corporation Salary Savings Plan
Years Ended December 31, 2005 and 2004

0603-0721122

Maytag Corporation Salary Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2005 and 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 S. Wacker Drive
Chicago, Il 60606

(312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The ERISA Executive Committee
Maytag Corporation

We have audited the accompanying statements of net assets available for benefits of the Maytag Corporation Salary Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
May 25, 2006

0603-0721122

Maytag Corporation Salary Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2005	**2004**
Assets		
Investments at fair value:		
Short-term investment fund	**$ 18,490,219**	$ 17,786,566
Common/collective trust	**43,554,633**	49,270,489
Mutual funds	**290,491,530**	281,335,129
Maytag Corporation common stock:		
Employee contributions	**14,036,854**	17,418,658
Employer contributions	**47,677,986**	57,293,676
Participant loans	**7,475,143**	7,230,477
Total investments	**421,726,365**	430,334,995
Contributions receivable:		
Employer	**1,114,347**	934,712
Employee	**2,155,407**	2,289,664
Liabilities		
Refund of excess contributions	**540,349**	410,296
Net assets available for benefits	**$ 424,455,770**	$ 433,149,075

See accompanying notes.

Maytag Corporation Salary Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2005 and 2004

Net assets available for benefits at December 31, 2003	$ 361,058,047
Investment income:	
Net appreciation in fair value of investments	16,692,094
Interest and dividends	11,320,414
Participant loans interest	366,339
Employee contributions	30,274,350
Employer contributions (shares of Maytag Stock)	4,440,108
Benefit and withdrawal payments	(51,935,243)
Transfer from other plan	61,244,098
Other	(311,132)
Net increase	72,091,028
Net assets available for benefits at December 31, 2004	433,149,075
Investment income:	
Net appreciation in fair value of investments	1,755,952
Interest and dividends	12,696,611
Participant loans interest	373,065
Employee contributions	26,715,821
Employer contributions (shares of Maytag Stock)	10,691,783
Benefit and withdrawal payments	(60,954,598)
Other	28,061
Net decrease	(8,693,305)
Net assets available for benefits at December 31, 2005	$ 424,455,770

See accompanying notes.

Maytag Corporation Salary Savings Plan

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

1. Description of the Plan

The following description of the Maytag Corporation Salary Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more comprehensive description of the Plan's provisions.

General

The Plan is a defined-contribution plan designed to provide eligible employees an incentive to accumulate capital for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

Substantially all individuals employed domestically by the Company on a full-time salaried or hourly basis who are not covered by a collective bargaining agreement are eligible to participate in the Plan. Additionally, employees covered by a collective bargaining agreement providing for participation in the Plan are eligible to participate in the Plan. Employees become eligible to participate in the Plan on the first day of the month following the first full month of employment or the completion of any probationary period if the probationary period is later.

Contributions

Each year, participants may contribute up to 16% of their pretax annual compensation, as defined in the Plan. Effective June 1, 2004, nonhighly compensated employees, as defined, may contribute up to 50% of compensation. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. The Company's matching contributions were made to the ESOP until the merger of the ESOP into the Plan effective September 1, 2004. Following the date of the merger, matching contributions are contributed to the participant's matching contribution account in the Plan. Contributions are made in the form of the Company's common stock from the Company's treasury shares. Company matching contributions are initially invested in the Maytag Stock Fund but may subsequently be transferred to another investment fund in accordance with provisions of the Plan. Salaried and nonunion hourly employees participating in the Company's traditional defined-benefit pension plan generally receive matching contributions equal to 50% of the first 6% of pay the employee contributes to the Plan. Salaried and nonunion hourly employees who do not participate in the Company's traditional defined-benefit pension plan generally are eligible for matching contributions equal to 100% of the first 3% and 50% of the next 2% of pay. Various matching contribution schedules exist for union groups. These are explained in the summary plan description that is available to employees.

1. Description of the Plan (continued)

Beginning on the dates shown, the following groups are eligible for a higher matching of 100% on the first 3% of pay and 50% on the next 2% of pay:

1. Employees hired or rehired on or after January 1, 2003, as a salaried employee at all U.S. locations or an hourly employee at Jackson, TN; Cleveland, TN; Milan, TN; Dixie-Narco, Searcy, AR; Florence, SC, or at a regional distribution center for Maytag Appliances effective upon their participation in the Plan.

2. Active employees of the above groups electing the enhanced 401(k) match effective July 1, 2003.

3. Jade and El Paso hourly employees effective July 1, 2003.

Effective July 31, 2004, Hoover hourly employees are eligible for a higher matching contribution of 100% on the first 3% of pay and 50% on the next 2% of pay if they elected the enhanced 401(k) match. Hoover hourly employees hired or rehired on or after January 1, 2004, are also eligible for the higher matching contributions.

Effective June 1, 2004, nonhighly compensated employees are eligible to contribute up to 50% of their eligible pretax compensation. Employees were given the opportunity to receive dividends received from the Maytag Stock Fund in cash through a dividend pass-through. Also effective June 1, 2004, several new funds were introduced to employees, and others were eliminated. Existing balances are mapped to new funds and were transferred on September 1, 2004.

Effective September 1, 2005 (retroactive to January 1, 2005), Amana hourly employees became eligible for a higher matching contribution of 100% on the first 3% of pay and 50% on the next 2% of pay if they elected the enhanced 401(k) match. Amana hourly employees hired or rehired on or after September 26, 2004, respectively, are also eligible for the higher matching contributions.

Newton hourly employees hired or rehired on or after June 1, 2004, are also eligible for the higher matching contributions.

1. Description of the Plan (continued)

Effective March 1, 2005, the matching contribution was increased from 25% of the first 3% to 50% of the first 6% of pay contributed to the Plan for New York and New Jersey hourly employees.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contribution, and an allocation of Plan earnings (losses). Earnings (losses) of the Plan are allocated to participant accounts based on the percentage of each participant's account to the total in the applicable investment fund at the time of the earnings (losses) recognition. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Loans

All active participants are permitted to borrow from their accounts. Participants are permitted to borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from up to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 1% greater than the prime rate. Principal and interest are paid ratably through payroll deductions.

Vesting

Participants are immediately and fully vested in their contributions and the Company matching contributions, together with earnings, if any, thereon.

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the account or monthly installments over a 10-year period if the participant is over 62 years of age. If the account value is greater than $5,000, participants may leave the account in the Plan until age 70 1/2, at which time they will select the method of payment as described above. Effective March 28, 2005, if their account value is greater than $1,000, but not more than $5,000, and the employee has not filed a distribution request then a lump-sum distribution in cash will be paid in a direct rollover to an IRA with Fidelity Investments. Amounts less than

1. Description of the Plan (continued)

$1,000 will automatically be paid in cash to the participant. Withdrawals are not permitted except for hardship withdrawals (as defined) per the Plan document or until the participant has attained age 59 1/2 and satisfied certain criteria (as defined) per the Plan document.

Administrative Expenses

To the extent not paid by the Plan, certain administrative expenses of the Plan (primarily trustee fees, salaries, and legal fees) have been absorbed by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its matching contributions at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive the balance in their account as of the termination date.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of Investments

Investment in the Company's common stock is stated at fair value based on the last reported sales price from trading on the New York Stock Exchange on the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of participation units owned by the Master Trust in the collective trust fund is based on a quoted redemption value on the last business day of the Plan's year.

The participant loans are valued at their outstanding balances, which approximate fair value.

Payment of Benefits

Benefits are recorded when paid.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

3. Investments

Investments representing 5% or more of the Plan's net assets at December 31, 2005 and 2004, are as follows:

	December 31 2005	December 31 2004
Managed Income Portfolio II Fund	**$ 43,554,633**	$ 49,270,489
Maytag Corporation common stock	**61,714,840**	74,712,334
Spartan U.S. Equity Index Fund	**27,787,285**	29,790,557
Fidelity Diversified International Fund	**30,339,946**	23,231,231
Fidelity Dividend Growth	**85,457,574**	92,314,164
Dodge & Cox Stock	**79,247,177**	75,617,906
PIMCO Total Return Institutional	**32,419,242**	31,086,836

During 2005 and 2004, the Plan's investments (including investments purchased sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	December 31 2005	December 31 2004
Mutual Funds	**$ 10,078,585**	$ 20,272,522
Maytag Corporation common stock	**(8,322,633)**	(3,580,428)
	$ 1,755,952	$ 16,692,094

4. Transactions With Related Parties

The Plan received dividends from the Company of $369,283 and $574,361 during the years ended December 31, 2005 and 2004, respectively, for Company stock in the Maytag Stock Fund – Employee Contributions. Dividends received in the Maytag Match Stock Fund – Employer Contributions for the year 2005 of $1,183,663 and the period September 1, 2004 through December 31, 2004, equaled $987,596.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 9, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Years Ended December 31	
	2005	**2004**
Net assets available for benefits – financial statements	**$424,455,770**	$433,149,075
Less deemed distributions	**(279,453)**	(212,210)
Net assets available for benefits – Form 5500	**$424,176,317**	$432,936,865

8. Subsequent Events

Retirement Choice

During 2006, Newton hourly employees, Herrin Hourly employees, and Herrin salaried employees who were formerly members of the Office and Professional Employees International Union, Local 503 are eligible for a higher matching contribution of 100% on the first 3% of pay and 50% on the next 2% of pay if they elected the enhanced 401(k) match. The match for Newton hourly employees will be made retroactive to January 1, 2005, and the match for Herrin hourly employees will be made retroactive to January 1, 2006. Herrin hourly employees hired after June 13, 2005, will have a one-time choice of participating in the Plan.

Conversion of Maytag Common Stock in the Merger with a subsidiary of Whirlpool Corporation

Pursuant to the Merger Agreement between Whirlpool Corporation (Whirlpool) and Maytag Corporation, effective March 31, 2006, each issued and outstanding share of Maytag common stock, par value $1.25 per share (Maytag common stock), including all such shares held by the Plan, has been converted into the right to receive $10.50 in cash and 0.1196 of a share of Whirlpool common stock. As a result, the Plan no longer offers or holds Maytag common stock as an investment alternative. Employees that had a portion of their account in the Plan allocated to Maytag common stock at the time the Merger became effective had their Plan account credited with the cash and the Whirlpool common stock received in conversion of the Maytag common stock credited to their account. The cash portion was initially placed in a fund call the "Money Market Fund – Temporary," which is invested in the Fidelity Retirement Money Market Portfolio. The cash will continue to be reflected in this fund for 90 days after the effective time of the merger unless the employee redirects the investment of the cash amounts credited to them or they receive a distribution from the Plan. After the 90-day period, any cash will remain invested in the Fidelity Retirement Money Market Portfolio (unless the employee directs othewise), but will no longer be shown as being in the separate Money Market Fund – Temporary. The shares of Whirlpool common stock received upon the conversion of the Maytag common stock and credited to the employee's Plan account will be allocated to Whirlpool common stock and credited to the employee's Plan account. At any time after the merger, employees may sell all or any portion of their interest in Whirlpool common stock and the Money Market Fund – Temporary and reinvest the proceeds in one or more of the other investment funds available under the Plan.

8. Subsequent Events (continued)

Matching Contributions

Any employer matching contributions made after March 31, 2006, will be made in cash and initially invested in the Fidelity Retirement Money Market Portfolio, but employees may sell all or any portion of their interest in the Fidelity Retirement Money Market Portfolio at any time and reinvested in one or more of the other investment funds or in Whirlpool common stock.

Whirlpool management has announced plans to close manufacturing facilities in Newton, IA, Herrin, IL and Searcy, AK, as well as administrative offices in Newton, IA, Schaumberg, IL, and in Canada. In addition, Whirlpool has announced it is looking to sell the Hoover, Dixie-Narco, Jade, and Amana Commercial businesses.

Supplemental Schedule

Maytag Corporation Salary Savings Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN #42-0401785 Plan #33

December 31, 2005

Identity of Issue	Number of Shares/Units	Current Value
Short-term investment fund – Fidelity Money Mkt Fund	18,490,219	$ 18,490,219
Common Collective Investment Fund – MIP II	43,554,633	43,554,633
Mutual funds:		
Fidelity Dividend Growth	2,968,308	85,457,574
Dodge & Cox Stock	577,519	79,247,177
PIMCO Total Return Institutional	3,087,547	32,419,242
Spartan U.S. Equity Index	629,241	27,787,285
Fidelity Diversified International	932,389	30,339,946
Artisan Mid Cap	648,473	20,050,799
American Funds Growth Fund of America	272,102	8,348,089
Royce Total Return	542,970	6,841,418
Total mutual funds		290,491,530
Maytag Corporation common stock:		
Maytag Stock Fund – Employee Contributions	745,848	14,036,854
Maytag Match Stock Fund – Employer Contributions	2,533,368	47,677,986
Total Maytag stock		61,714,840
Participants' loans (varying maturities with interest rates ranging from 5.0% to 10.5%)		7,475,143
Total assets		$ 421,726,365